EXHIBIT 99.58

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

January 2, 2002
TSE Symbol: GAM
Press Release #1-2002	Issued: 28,174,316 Shares

GAMMON LAKE RECEIVES EXCELLENT BOTTLE ROLL METALLURGY TEST
RESULTS AVERAGE GOLD RECOVERY IN ALL 48 TESTS IS 97% GOLD AND 86% SILVER

Gammon Lake Resources Inc. (TSE:GAM) announced today that new metallurgical test work on samples from the company’s Ocampo project, Chihuahua State, Mexico continues to return excellent gold and silver recoveries.

As part of Gammon Lake’s ongoing feasibility study on its Ocampo project, twenty-five bottle roll tests were recently completed on samples from the Picacho, Plaza de Gallos, Refugio and Conico deposits. The test period was 96 hours. These tests returned average recoveries of 97% gold and 88% silver. Work to date indicates consistency of metallurgical recoveries between deposits and within the individual deposits tested.

To date a total of 48 bottle roll tests have been completed for the company by Kappes, Cassiday & Associates (KCA) of Reno Nevada, a metallurgical engineering firm recognized world wide as a leading expert in gold and silver heap leach metallurgy. Average gold recovery in all 48 tests is 97% gold and 86% silver. Reagent consumption for all 48 tests average 0.4 kg/t NaCN and 1.86kg/t lime, indicating low reagent consumption.

The purpose of this test work was to determine if any spatial variation in terms of metallurgical recovery is present within or between deposits prior to finalizing the selection of bulk sampling sites for column test work. Test results to date show no significant differences in recovery based on depth, laterally within or between deposits.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Canada and Mexico. The company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

Gregory K. Liller, Vice President Exploration of Gammon Lake Resources Inc., is the qualified person responsible for the technical results reported in this news release. For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.